

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-Mail
Ms. Lauren B. Peters
Chief Financial Officer
Foot Locker, Inc.
112 West 34th Street
New York, NY 10120

> **Re: Foot Locker, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 26, 2012**
> **File No. 001-10299**

Dear Ms. Peters:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.   You disclose throughout your document the challenges surrounding the Lady Foot Locker division, specifically the closing of 47 stores during 2011 and the fact that all formats within your Athletic Stores segment experienced significant increases in sales except for Lady Foot Locker. We further note the discussion in your third quarter earnings call on November 16, 2012 that Lady Foot Locker experienced comp store losses and that you are still working on repositioning this format. With a view toward disclosure, please tell us how you considered the following:

- With regard to the "rescanned" stores and the 3 SIX:02 stores that will be opening this year, tell us the amount of capital invested or anticipated to be invested in order to implement your "three pronged effort." To the extent this effort requires significant additional costs, affects operations or you anticipate future losses in the Lady Foot Locker format for those stores either rescanned or not rescanned, it appears that this fact needs to be disclosed as required under Item 303(a)(3)(ii) of Regulation S-K. Further note that Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for disclosure in Management's Discussion and Analysis of uncertainties that could materially affect future operating results. An uncertainty over future charges should be disclosed unless management determines that a loss is "not reasonably likely to occur;" and

- Further clarify whether or not an impairment test was actually performed on your long-lived assets at the Lady Foot Locker division at January 28, 2012 or any interim reporting date and tell us the results of those tests, to the extent they were performed. If no test was performed, tell us how you considered that one was not necessary under ASC 360-10-35.

Overview of Consolidated Results, page 18

2. We note you disclose factors that led to increases in sales during 2011, specifically higher footwear sales, apparel sales and comp store sales. You further state that margins were affected by "better merchandise flow and inventory position." Please provide draft disclosure to be included in future filings that provides a more detailed explanation of the factors that led to year over year changes. Specifically expand your discussion as follows:

- Discuss specific products and categories that led to year over year increases as you have in your earnings call. For example, you state in your third quarter earnings call that kids footwear was the strongest category as well as the basketball category and Jordan brand but do not include this detailed information in your results of operations; and

- Your earnings call refers to a decline in merchandise margin as a result of markdowns in order to keep your inventory position current. Please expand your margin discussion that refers to merchandise flow and inventory position to explain the changes and impact of merchandise margins and clarify what you mean when you refer to your inventory position.

Notes to Consolidated Financial Statements
2. Segment Information, page 45

3. We note in the transcript of your third quarter 2012 earnings conference call you discuss observable and measurable differences between the U.S. and foreign operating results. In this regard, you state domestic store sales experienced a comparable store gain in the low double digits in the third quarter of 2012 while European comparable store sales were

essentially flat. In addition, in explaining the 30 basis point decline in merchandise margins, you differentiate between the in-store and online operations in the U.S. margins and the international division margins. In view of the economic differences between U.S. and international athletic stores, please tell us your operating segments as of January 28, 2012, how you determined your operating segments and how the U.S. and foreign retail stores satisfied the aggregation criteria to combine them into the Athletic Stores reportable segment currently presented. See ASC 280-10-50-1 and 50-11.

4.   Please provide us with courtesy copies of the reports provided to your segment managers and chief operating decision maker when making operating decisions and assessing performance of the operating segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining